SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                      ADAIR INTERNATIONAL OIL AND GAS, INC.
                      -------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   005408-10-9
                                   -----------
                                 (CUSIP Number)

  JOHN W. ADAIR, 3000 RICHMOND, SUITE 100, HOUSTON, TEXAS 77098, (713) 621-8241
  -----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JUNE 17, 2002
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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CUSIP NO. 005408-10-9                  13D                     PAGE 1 OF 3 PAGES

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1     Names  of  Reporting  Persons/I.R.S.  Identification Nos. of Above Persons
      (Entities  Only)

      John W. Adair
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2     Check the Appropriate Box if a Member of a Group      (a)  [ ]
      (See Instructions)                                    (b)  [ ]

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3     SEC Use Only

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4     Source of Funds (See Instructions)

      PF
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5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or  2(e)

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6     Citizenship  or  Place  of  Organization

      USA
--------------------------------------------------------------------------------
Number of       7     Sole  Voting  Power

Shares                11,315,101
                ----------------------------------------------------------------
Beneficially    8     Shared Voting Power

Owned by              -0-
                ----------------------------------------------------------------
Each            9     Sole  Dispositive  Power

Reporting             11,315,101
                ----------------------------------------------------------------
Person With     10    Shared  Dispositive  Power

                      -0-
--------------------------------------------------------------------------------
11    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

      11,315,101
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13    Percent  of  Class  Represented  by  Amount  in  Row  (11)

      8.0
--------------------------------------------------------------------------------
14    Type  of  Reporting  Person  (See  Instructions)

      IN
--------------------------------------------------------------------------------


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CUSIP NO. 005408-10-9                  13D                     PAGE 2 OF 3 PAGES


ITEM 1.  SECURITY  AND  ISSUER.

     This statement relates to the Common Stock, no par value of Adair International Oil and Gas, Inc., a Texas corporation. The principal executive offices of the issuer are located at:

          3000  Richmond
          Suite  100
          Houston,  Texas  77098

ITEM 2.  IDENTY  AND  BACKGROUND.

     This  statement  is  being  filed  by  the  following  individual:

               John  W.  Adair
               3000  Richmond
               Suite  100
               Houston,  Texas  77098

     Mr. Adair is the Chairman, of the Board and Chief Executive Officer of the issuer. He has not, within the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Adair is a citizen of the United States of America.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The securities of the issuer were acquired through purchase using personal funds and through awards of restricted shares as compensation for acting as the issuer's Chairman of the Board of Directors and Chief Executive Officer. The amount of personal funds used to purchase shares of the issuer is
$          0.00            .
 --------------------------

ITEM 4.  PURPOSE  OF  TRANSACTION.

     The securities of the issuer were acquired for investment purposes. The reporting person has no plans or proposals which would result in a change in the issuer's business or corporate structure, or a change in control.

ITEM 5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Adair owns 11,315,101 (8.0% of the outstanding) shares of the common stock, no par value, of the issuer in which he has the sole voting and sole dispositive power and zero shares in which he has shared voting and shared dispositive power. Within the last 60 days, Mr. Adair has engaged in the following transactions in the common stock, no par value:


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CUSIP NO. 005408-10-9                  13D                     PAGE 3 OF 3 PAGES


     On April 23, 2002 Mr. Adair acquired 915,000 shares @ $.02 pursuant to accrued salaries from the issuer.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             -----------------------------------
                                                          (Date)


                                             -----------------------------------
                                                        (Signature)


                                             -----------------------------------
                                                      (Name and Title)


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